                                    Filed by Standard Pacific Corp.
                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933
                                    Subject Company: Standard Pacific Corp.
                                    Commission File No.: 333-37014

    [LOGO]                                          [LOGO]
 The Writer Corporation                     Standard Pacific Corp.

                         Election And Transmittal Form

This Election and Transmittal Form (this "Election and Transmittal Form") must accompany unsigned certificates representing Writer common stock when you make an election to receive cash or shares of Standard Pacific Corp. common stock in connection with the merger of The Writer Corporation with and into TWC Acquisition Corp., a wholly owned subsidiary of Standard Pacific Corp. (the "Merger"). See special rules for lost or destroyed certificate(s). I/we, the undersigned, surrender to you for exchange the share(s) represented by the certificate(s) accompanying this Election and Transmittal Form (or the certificate(s) to be delivered pursuant to the Notice of Guaranteed Delivery delivered herewith). I/we certify that I/we (i) have complied with all requirements and make all acknowledgements, representations and warranties stated in the instructions on the reverse side of this Election and Transmittal Form and the Instructions accompanying this Election and Transmittal Form, (ii) will be the registered holder(s) of such shares of Writer common stock on the effective date of the Merger, (iii) have good title to such shares, (iv) have full power and authority to transfer and surrender these shares free and clear of all liens, restrictions, adverse claims and encumbrances, and (v) make the election indicated below. By signing below, I/we acknowledge that delivery of this Election and Transmittal Form and any certificate(s) enclosed herewith is at my/our election and risk and that the risk of loss with respect thereto will pass only when such materials are actually received by First Chicago Trust Company of New York, the Exchange Agent.

Return this signed Election and Transmittal Form along with your stock certificate(s) in the enclosed envelope to: First Chicago Trust Company of New York, at the appropriate address referenced on page 1 of the Instructions prior to 5:00 pm (Eastern Daylight Time) on August 24, 2000.

                             Change of Address: Any information that has changed or is different, please correct in the space provided below.

                             Name _____________________________________________

                             Address __________________________________________

                             City ___________ State ___________ Zip___________

--------------------------------------------------------------------------------
 Box 1                              SIGNATURE
--------------------------------------------------------------------------------
 This Election and Transmittal Form must be signed by the registered holder(s) exactly as the name(s) appear(s) on the stock certificate(s) or by person(s) authorized to sign on behalf of the registered holder(s) by documents transmitted herewith. See General Instruction 7.

 X __________________________________________
   Signature of Shareowner

 X __________________________________________
   Signature of Co-Shareowner

 X __________________________________________
   Daytime Telephone Number
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Box 2     ELECTION AND DESCRIPTION OF SHARES OF WRITER COMMON STOCK
--------------------------------------------------------------------------------
         See "Special Election Instructions" and General Instruction 4.
                                  CHOOSE ONE:
 [_] STOCK ELECTION FOR ALL SHARES OF WRITER COMMON STOCK
 [_] CASH ELECTION FOR ALL SHARES OF WRITER COMMON STOCK
 [_] MIXED ELECTION
     STOCK ELECTION FOR _____ SHARES OF WRITER COMMON STOCK
     CASH ELECTION FOR _____ SHARES OF WRITER COMMON STOCK
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Box 3 SPECIAL ISSUANCE AND PAYMENT INSTRUCTIONS
--------------------------------------------------------------------------------
 Merger consideration (in the form of (i) checks for cash and/or (ii) shares of Standard Pacific common stock) will be issued in the name(s) shown on the FRONT of this Election and Transmittal Form unless otherwise instructed below. To determine if Signature Guarantee is required, see General Instruction 9.

 Issue to:

 Name(s) _______________________________________________________________________

 _______________________________________________________________________________

 Address _______________________________________________________________________

 City/State/Zip ________________________________________________________________

 X Signature ___________________________________________________________________

 Medallion Signature Guarantee (see General Instruction 9).

--------------------------------------------------------------------------------
 Box 4 SPECIAL DELIVERY INSTRUCTIONS
--------------------------------------------------------------------------------
 A check and/or certificate(s) for shares of Standard Pacific common stock will be mailed to the person and address shown on the FRONT of this Election and Transmittal Form (or the person and address listed above) unless otherwise instructed below. (See General Instruction 10.)

 Name(s) _______________________________________________________________________

 _______________________________________________________________________________

 Address _______________________________________________________________________

 City/State/Zip ________________________________________________________________
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Box 5 SUBSTITUTE FORM W-9
--------------------------------------------------------------------------------

  PART I--please provide your TIN on the line at the right      ______________
  and certify by signing and dating below.                          Social
                                                                   Security
                                                                   Number or
                                                                 Employer I.D.
                                                                    Number
-------------------------------------------------------------------------------
  Certification--Under the penalties of perjury, I certify      PART 2--[_]
  that: (1) the number shown on this Election and Transmittal   TIN applied
  Form is my correct Taxpayer Identification Number (or I am    for (or
  waiting for a number to be issued to me), and (2) I am not    intended to
  subject to backup withholding because: (A) I am exempt from   apply for in
  backup withholding, (B) I have not been notified by the       near future).
  Internal Revenue Service ("IRS") that I am subject to         Check box if
  backup withholding as a result of a failure to report all     applicable.
  interest or dividends, or (C) after being so notified, the
  IRS has subsequently notified me that I am no longer          PART 3--[_]
  subject to backup withholding (you must cross out item (2)    EXEMPT PAYEE
  above if you have been notified by the IRS that you are       Attach
  subject to backup withholding because of under-reporting      Certificate of
  interest or dividends on your tax return and you have not     Foreign Status
  received another notice from the IRS indicating that you      (if
  are no longer subject to backup withholding).                 applicable).
-------------------------------------------------------------------------------
  X Signature ______________________________________________    Department of
                                                                Treasury,
  Name _____________________________________________________    Internal
                                                                Revenue
  Address __________________________________________________    Service

  City/State/Zip ___________________________________________    Payer's
                                                                Request for
  Date _____________________________________________________    Taxpayer
                                                                Identification
                                                                Number (TIN)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Box 6 CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
--------------------------------------------------------------------------------
 I certify under penalties of perjury that a Taxpayer Identification Number has not been issued to me, and either (1) I have mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or
 (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a Taxpayer Identification Number by the time of payment of cash pursuant to the Merger, 31% of such cash payments that are made to me will be withheld.

 Signature _______________________________ Date ________________________________
--------------------------------------------------------------------------------

         INSTRUCTIONS FOR COMPLETING THIS ELECTION AND TRANSMITTAL FORM

 Box 1 Sign and date this Election and Transmittal Form and return it in the enclosed envelope.
 Box 2 Please check the box which represents the consideration that you wish to receive in exchange for your shares of Writer common stock. For important information regarding this election, see Special Election Instructions and General Instruction 4.
 Box 3 If you want to change the ownership of shares of Standard Pacific common stock to be received, complete the Special Issuance and Payment Instructions section of this box. Signature(s) of a registered shareholder must be Medallion guaranteed. A notary public seal is not acceptable. (See General Instruction 9.)
 Box 4 Complete this section only if the consideration you are to receive is to be delivered to a person other than the registered holder or to a different address. (See General Instruction 10.)
 Box 5 You must complete this section with your correct Taxpayer Identification
       Number. For U.S. citizens, this is typically your U.S. Social Security Number. Failure to complete this Substitute Form W-9 may result in backup withholding of 31% of any cash payments made to you pursuant to the Merger. (See General Instruction 14.)
 Box 6 You must sign and date this certificate if you checked the box in Part 2 of the Substitute Form W-9. YOU ARE URGED TO READ THE INSTRUCTIONS ACCOMPANYING THIS ELECTION AND TRANSMITTAL FORM. THE INSTRUCTIONS CONTAIN MORE COMPREHENSIVE GUIDELINES WITH RESPECT TO ELECTION AND MERGER MECHANICS AND ADDITIONAL DETAILS REGARDING THE SUBSTITUTE FORM W-
       9. FOR ADDITIONAL INFORMATION, YOU CAN ALSO CALL THE INFORMATION AGENT AT (800) 322-2885 (TOLL-FREE) IN THE UNITED STATES OR CANADA OR FOR BANKS, BROKERS AND PERSONS OUTSIDE THE UNITED STATES OR CANADA AT (212) 929-5500 (CALL COLLECT).

                     INSTRUCTIONS FOR USE WITH THE ELECTION
                              AND TRANSMITTAL FORM
                   With Respect To Shares of Common Stock of
                             THE WRITER CORPORATION

   This Election and Transmittal Form is being delivered to you in connection with the proposed merger of The Writer Corporation, a Colorado corporation ("Writer"), into TWC Acquisition Corp., a Delaware corporation ("TWC") and a wholly owned subsidiary of Standard Pacific Corp., a Delaware corporation ("Standard Pacific"), whereby Writer will become a wholly owned subsidiary of Standard Pacific (the "Merger"), pursuant to the Agreement and Plan of Merger dated as of April 14, 2000, among Writer, TWC and Standard Pacific (the "Merger Agreement"). If the Merger is consummated, for each of your shares of Writer common stock, par value $0.10 per share ("Writer Share(s)") outstanding at the time of the Merger, you will be entitled to receive, at your election, either $3.35 in cash ("Cash Election") or a fraction of a share of Standard Pacific common stock ("Stock Election") with an aggregate value of $3.35. Your election is subject to adjustment under the circumstances described below. To determine the fractional share of Standard Pacific common stock you will receive if you elect to receive Standard Pacific common stock, Standard Pacific's common stock will be valued based on its average closing sale price on the New York Stock Exchange over a twenty trading-day period ending three trading days prior to the closing date of the merger. If the twenty-day average closing price of Standard Pacific common stock is less than $11.00 per share, the average price used for calculating the fractional share of Standard Pacific common stock to be received by Writer shareholders electing to receive Standard Pacific common stock in the merger will be $11.00, and if the twenty-day average closing price is more than $13.50 per share, the average price used will be $13.50. A "Mixed Election" may be made if you make a Cash Election for some of your Writer Shares and a Stock Election for the remainder of your Writer Shares. As more fully described in the Merger Agreement, you may not receive the type of consideration that you elect because the Merger Agreement provides that no more than 60% of the outstanding Writer Shares may be converted into shares of Standard Pacific common stock, nor may more than 50% of the aggregate merger consideration be paid in cash. See General Instruction 4.

   THIS ELECTION AND TRANSMITTAL FORM IS NOT THE METHOD BY WHICH YOU VOTE FOR OR AGAINST THE MERGER. YOUR VOTE IS VERY IMPORTANT. We urge you to vote on the Merger and the Merger Agreement by completing, signing, dating and returning the blue proxy card that accompanies the proxy statement/prospectus, dated July 27, 2000, relating to the Merger.

   Holders of Writer Shares who do not wish to make an election need not submit this Election and Transmittal Form at this time, although we encourage you to do so. Each Writer Share owned by any non-electing holder ("Non-Election Shares") will be converted into cash, shares of Standard Pacific common stock, or a combination of the two, as determined by the terms of the Merger Agreement. After the effective time of the Merger, separate transmittal documents will be sent to holders of Writer Shares who did not return the Election and Transmittal Form.

                     The Exchange Agent for the Merger is:

                    First Chicago Trust Company of New York

        By Mail:             By Overnight Courier:            By Hand:
   First Chicago Trust        First Chicago Trust        First Chicago Trust
       Company of                 Company of                 Company of
        New York                   New York                   New York
    Corporate Actions          Corporate Actions          Corporate Actions
     P.O. Box 842010          40 Campanelli Drive      c/o Securities Transfer
  Boston, MA 02284-2010       Braintree, MA 02184                and
                                                      Reporting Services, Inc.
                                                         100 William Street,
                                                              Galleria
                                                         New York, NY 10038

   DELIVERY OF THE ELECTION AND TRANSMITTAL FORM TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE EXCHANGE AGENT.

   TO BE EFFECTIVE, THE PROPERLY COMPLETED ELECTION AND TRANSMITTAL FORM, TOGETHER WITH YOUR STOCK CERTIFICATES (OR A NOTICE OF GUARANTEED DELIVERY OF SUCH STOCK CERTIFICATES AS SET FORTH IN GENERAL INSTRUCTION 12), MUST BE RECEIVED BY THE EXCHANGE AGENT BEFORE THE ELECTION DEADLINE SPECIFIED BELOW. SPECIAL RULES APPLY TO LOST OR DESTROYED CERTIFICATE(S).

                             TELEPHONE ASSISTANCE:
                           (800) 322-2885 (TOLL-FREE)
                         (212) 929-5500 (CALL COLLECT)

To constitute an effective Cash Election, Stock Election or Mixed Election, a properly completed Election and Transmittal Form, together with your certificate(s) or a Notice of Guaranteed Delivery (as defined below) must be received by the Exchange Agent prior to 5:00 pm (Eastern Daylight Time) on August 24, 2000 (the "Election Deadline"). If a properly completed Election and Transmittal Form, together with your certificate(s) or a Notice of Guaranteed Delivery, is not received by the Exchange Agent prior to the Election Deadline, you will be deemed to hold "Non-Election Shares," which will be converted into cash, shares of Standard Pacific common stock, or a combination of the two, as determined by the terms of the Merger Agreement. If you fail to indicate a Cash Election, Stock Election or Mixed Election in Box 2 of the Election and Transmittal Form, you also will be deemed to hold Non-Election Shares. After the effective time of the Merger, until a record holder's certificate(s) are received by the Exchange Agent at one of the addresses set forth above, together with such documents as the Exchange Agent may require, and processed for exchange by the Exchange Agent, such holders will not receive the check or any certificate for shares of Standard Pacific common stock in exchange for their certificate(s). If your certificate(s) are not available at the time you send a completed Election and Transmittal Form to the Exchange Agent, you may instead provide a Notice of Guaranteed Delivery of your certificate(s) on the form enclosed herewith, and you must, within three trading days on the New York Stock Exchange thereafter, deliver to the Exchange Agent the certificate(s) representing the Writer Shares in respect of which an Election is being made. Special rules apply to lost or destroyed certificates and are described below.

   PLEASE READ THE GENERAL INSTRUCTIONS AND THE SPECIAL ELECTION INSTRUCTIONS
         CAREFULLY BEFORE COMPLETING THE ELECTION AND TRANSMITTAL FORM

   By completing and signing the foregoing Election and Transmittal Form, you acknowledge, understand, represent and warrant the following:

   The election is subject to (i) the terms, conditions and limitations set forth in the proxy statement/prospectus, dated July 27, 2000, relating to the Merger (including all annexes and schedules thereto, and as it may be amended or supplemented from time to time, the "Proxy Statement/Prospectus"), receipt of which is acknowledged by you, (ii) the terms of the Merger Agreement, as the same may be amended or supplemented from time to time, a conformed copy of which appears as Appendix A to the Proxy Statement/Prospectus, (iii) completion of the attached Election and Transmittal Form, and (iv) the accompanying Instructions.

   You should read the Proxy Statement/Prospectus because it contains important information. The document is available, at no charge, by calling (800) 322-2885 (toll-free) or from the Securities and Exchange Commission's web site, www.sec.gov.

   Each election is subject to certain terms, conditions and limitations, including no more than 50% of the aggregate merger consideration may be paid in cash ("Cash Consideration") and no more than 60% of the outstanding Writer Shares may be converted into the right to receive shares of Standard Pacific common stock in the Merger ("Stock Consideration"). The Merger Agreement provides for proration if, as a result of the elections made, either of the foregoing limitations would otherwise be exceeded, with the result that you may receive a combination of cash and shares of Standard Pacific common stock that differs from the election made by you.

   If you wish to sell Writer Shares and you have already submitted the Election and Transmittal Form with respect to those Writer Shares, you must revoke it and have the certificate(s) returned to you. If you purchase Writer Shares after having submitted an Election and Transmittal Form, you must obtain and submit your newly acquired stock certificates, and a new Election and Transmittal Form concerning the newly acquired shares.

   You represent that (i) you are, as of the date hereof, and will be, as of the effective time of the Merger, the registered holder of the Writer Share(s) represented by the certificate(s) surrendered herewith with good title to such Writer Shares, and (ii) you have full power and authority to surrender the certificate(s) to the Exchange Agent as set forth herein, free and clear of any and all liens, claims and encumbrances, and not subject to any adverse claims. You will, upon request, execute and deliver any additional documents deemed appropriate or necessary by the Exchange Agent or Standard Pacific in connection with the surrender of the certificate(s). All authority conferred or agreed to be conferred in your Election and Transmittal Form shall not be affected by, and shall survive, your death or incapacity and any of your obligations shall be binding upon your successors, assigns, heirs, executors, administrators and legal representatives.

   You understand that an election is not made in acceptable form until receipt by the Exchange Agent of the Election and Transmittal Form, duly completed and signed, together will all accompanying evidence of authority in form satisfactory to Standard Pacific (which may delegate power in whole or in part to the Exchange Agent), and the certificate(s) relating thereto. All questions as to validity, form and eligibility of any election or surrender of the certificate(s) hereunder will be determined by Standard Pacific (which may delegate power in whole or in part to the Exchange Agent), and such determination shall be final and binding.

   You are authorizing and instructing the Exchange Agent to deliver the certificate(s) and to receive on your behalf, in exchange for the Writer Share(s) represented thereby, Cash Consideration and/or Stock Consideration issuable in the Merger pursuant to the Merger Agreement. You understand that the Cash Consideration and/or Stock Consideration paid in exchange for the surrendered certificate(s) will be made as promptly as practicable if the Merger is effected and once surrender of the certificate(s) is made in acceptable form. If the Merger is not consummated, you understand that the certificate(s) will be returned to you.

   Unless otherwise indicated under Special Issuance and Payment Instructions in Box 3, any certificate for shares of Standard Pacific common stock and/or any check issuable in exchange for the certificate(s) submitted hereby will be issued in the name of the registered holder(s) of such Writer Shares. Similarly, unless otherwise indicated under Special Delivery Instructions in Box 4, any certificate for shares of Standard Pacific common stock and/or any check for cash issuable in exchange for the certificate(s) submitted hereby will be mailed to the registered holder(s) of the Writer Shares at the address or addresses shown above.

                         SPECIAL ELECTION INSTRUCTIONS

   The appropriate box must be checked in Box 2 of the Election and Transmittal Form in order to make a Cash Election, Stock Election or Mixed Election.

   Your choice of election is as follows:

                                        What you may receive for each Writer
                                                        Share
   Election                                    (subject to proration)
   ------------------------------------ ------------------------------------
   Cash Election....................... $3.35 in cash without interest

   Stock Election...................... A fraction of a share of Standard
                                        Pacific common stock with a value as
                                        determined pursuant to the Merger
                                        Agreement

   Mixed Election...................... You may divide the number of Writer
                                        Shares you submit for an election of
                                        both cash and shares of Standard
                                        Pacific common stock, provided that
                                        each election is with respect to a
                                        whole number of Writer Shares

   All holders of Writer Shares must deliver to the Exchange Agent a properly completed Election and Transmittal Form prior to the Election Deadline (which is 5:00 p.m. Eastern Daylight Time) on August 24, 2000. All holders submitting an Election and Transmittal Form that is received by the Exchange Agent after the Election Deadline will be deemed to hold Non-Election Shares.

   Standard Pacific and the Exchange Agent, with Standard Pacific's consent, reserve the right to deem that you have elected to receive Non-Election Shares if:

   A. No election choice is indicated in Box 2 above;

   B. More than one election choice is indicated in Box 2 above or too many or too few Writer Shares have been listed in the Mixed Election subheadings;

   C. You fail to follow the instructions on the Election and Transmittal Form (including failure to submit your certificate(s) or a Notice of Guaranteed Delivery) or otherwise fail to properly make an election;

   D. A complete Election and Transmittal Form (including submission of your certificate(s) or a Notice of Guaranteed Delivery) is not actually received by the Exchange Agent prior to the Election Deadline; or

   E. You return the Election and Transmittal Form with a Notice of Guaranteed Delivery but do not deliver the certificate(s) representing the Writer Shares in respect of which the election is being made within three New York Stock Exchange trading days thereafter.

   Notwithstanding anything to the contrary in the Election and Transmittal Form or the General Instructions, the Exchange Agent, with Standard Pacific's consent, reserves the right to waive any flaws in a completed Election and Transmittal Form but shall be under no obligation to do so. The Merger consideration is expected to be mailed as soon as practicable following such determination or, if later, as soon as practicable after the Merger is consummated.

                              GENERAL INSTRUCTIONS

   1. Election Deadline. To be effective, an election pursuant to the terms and conditions set forth on the Election and Transmittal Form, accompanied by the certificate(s) described above representing Writer Shares, must be received by the Exchange Agent, at the address for the Exchange Agent set forth above, no later than 5:00 p.m. (Eastern Daylight Time) on August 24, 2000 (the "Election Deadline"). Holders of Writer Shares whose certificate(s) are not immediately available may also make an effective election by properly completing and executing the Election and Transmittal Form and the Notice of Guaranteed Delivery, which is enclosed herewith, and submitting to the Exchange Agent prior to the Election Deadline the Election and Transmittal Form and the Notice of Guaranteed Delivery (subject to the condition that the certificate(s) for which delivery is thereby guaranteed are in fact delivered to the Exchange Agent, duly endorsed in blank or otherwise in form acceptable for transfer on the books of Writer, no later than 5:00 p.m. (Eastern Daylight Time) on the third trading day on the New York Stock Exchange after the date of execution of such Notice of Guaranteed Delivery). Each outstanding Writer Share at the effective time of the Merger with respect to which the Exchange Agent shall have not received an effective Election and Transmittal Form and the certificate(s) surrendered according thereto by the Election Deadline, will be converted into the right to receive following the Merger either Cash Consideration or Stock Consideration, or a combination of the two, as determined by the terms of the Merger Agreement. After the effective time of the Merger, separate transmittal documents will be sent to holders of Writer Shares who did not return the Election and Transmittal Form prior to the Election Deadline.

   2. Revocation of Election. Any election on the Election and Transmittal Form may be revoked by the person who submitted this Election and Transmittal Form to the Exchange Agent by written notice duly executed, which must be received by the Exchange Agent prior to the Election Deadline. Such revocation notice must specify the person in whose name the Writer Shares to which the notice applies had been deposited, the number of Writer Shares to which the notice applies, the name of the registered holder thereof, and the serial numbers shown on the certificate(s) representing the Writer Shares to which the notice applies. The signature of the registered holder of the Writer Shares must be medallion guaranteed on the notice in compliance with General Instruction 9 below. If an election is revoked, the certificate(s) submitted therewith will be treated as Non-Election Shares unless a later valid election is made.

   3. Termination of Right to Elect. If for any reason the Merger is not consummated or is abandoned, all Election Forms will be void and of no effect. Certificate(s) for Writer Shares previously received by the Exchange Agent will be returned promptly by the Exchange Agent to the person who submitted such certificate(s).

   4. Election and Proration Procedures. A description of the election and proration procedures is set forth in the Proxy Statement/Prospectus under the headings "THE MERGER--Merger Consideration" and "THE MERGER--Election Procedure." A full statement of the election and proration procedures is contained in the Merger Agreement, and all elections are subject to compliance with such procedures. In connection with making any election, a holder of Writer Shares should read carefully, among other matters, the descriptions referenced above and the statement and the information contained in the Proxy Statement/Prospectus under the headings "THE MERGER--Material Federal Income Tax Consequences of the Merger" and "RISK FACTORS."

   You may not receive the type of consideration that you elect because the Merger Agreement provides that no more than 60% of the outstanding Writer Shares may be converted into shares of Standard Pacific common stock, nor may more than 50% of the aggregate Merger consideration be paid in cash. As a result of the proration procedures, holders of Writer Shares may receive Cash Consideration or Stock Consideration in amounts which vary from the amounts such holders elect to receive on their Election and Transmittal Form. Such holders will not be able to change the number of shares of Standard Pacific common stock or the amount of cash allocated to them pursuant to such procedures.

   5. Standard Pacific Certificates; Fractional Interests. All shares of Standard Pacific common stock issued in the Merger will be in the form of certificates. Holders or their designees set forth in Box 3 will receive, at the applicable address, certificates with respect to such shares of Standard Pacific common stock representing the Stock Consideration. No fractional shares of Standard Pacific common stock will be issued in connection with the Merger. Each holder of Writer Shares who would otherwise have been entitled to receive a fraction of a share of Standard

Pacific common stock (after taking into account all shares of Standard Pacific common stock to be received by such holder) will receive, in lieu thereof, a cash payment (without interest) equal to such fraction multiplied by the average closing sale price of Standard Pacific common stock on the New York Stock Exchange over a twenty trading-day period ending three business days prior to the closing date of the Merger, within the limits set forth in the Merger Agreement.

   6. Inadequate Space. If there is insufficient space on this Election and Transmittal Form to list all your certificate(s) being submitted to the Exchange Agent, please attach a separate list.

   7. Signatures. The signature (or signatures, in the case of the certificate(s) owned by two or more joint holders) on the Election and Transmittal Form should correspond exactly with the name(s) as written on the face of the certificate(s) submitted, unless the Writer Shares described in the Election and Transmittal Form have been assigned by the registered holder(s), in which event this Election and Transmittal Form should be signed in exactly the same form as the name of the last transferee indicated on the transfers attached to or endorsed on the certificate(s). If the Election and Transmittal Form is signed by a person or persons other than the registered owner(s) of the certificate(s) listed, the certificate(s) must be endorsed or accompanied by appropriate stock power(s), in either case signed exactly as the name(s) of the registered owner(s) appear on the certificate(s) with signatures guaranteed by medallion signature guarantees in compliance with General Instruction 9 below. If the Election and Transmittal Form or any certificate(s) or stock power(s) are signed by a trustee, executor, administrator, guardian, officer of a corporation, attorney-in-fact or any other person acting in a representative or fiduciary capacity, the person signing must give such person's full title in such capacity and appropriate evidence of authority to act in such capacity must be forwarded with the Election and Transmittal Form.

   8. New Certificates and Checks in Same Name. If all certificate(s) representing shares of Standard Pacific common stock and all check(s) in respect of Writer Shares are to be registered in, or payable to the order of, exactly the same name(s) that appears on the certificate(s) representing Writer Shares submitted with this Election and Transmittal Form, no endorsement of the certificate(s) or separate stock power(s) are required. Do not sign the certificate(s). Signature guarantees are not required if the certificate(s) surrendered herewith are submitted by the registered owner of the Writer Shares who has not completed Box 3.

   9. New Certificate and Checks in Different Name; Guarantee of Signature. If any certificate(s) representing shares of Standard Pacific common stock or any check(s) in respect of Writer Shares are to be registered in, or payable to the order of, any name other than the exact name that appears on the certificate(s) representing the Writer Shares submitted with the Election and Transmittal Form, such registration and/or payment shall not be made by the Exchange Agent unless the certificate(s) submitted are endorsed, Box 3 is completed, and the signature of the person(s) whose name(s) appear on the certificate(s) is guaranteed in Box 3 by a financial institution (including most commercial banks, savings associations and brokerage houses) that is a participant in good standing of the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program.

   10. Special Delivery Instructions. If the checks are to be payable to the order of, or the certificates for shares of Standard Pacific common stock are to be registered in, the name of the registered holder(s) of Writer Shares, but are to be sent to someone other than the registered holder(s) or to an address other than the address of the registered holders, it will be necessary to indicate such person or address in Box 4.

   11. Lost, Stolen or Destroyed Certificates. If you have lost your certificate representing shares of Writer common stock, or if your certificate has been stolen or destroyed, you should notify Writer's transfer agent, Computershare Limited at (312) 360-5492. In order for you to make an election with respect to shares for which the certificate has been lost, stolen or destroyed, Computershare must first issue a replacement share certificate. Prior to issuing a replacement certificate Computershare may require you to deliver a suitable bond or indemnity.

   12. Guarantee of Delivery. Holders whose certificates for Writer Shares are not immediately available or who cannot deliver their certificates for Writer Shares to the Exchange Agent on or prior to the Election Deadline or for Book-Entry Confirmation, may make an effective election for their Writer Shares by properly completing and duly executing a

Notice of Guaranteed Delivery. Pursuant to this procedure, (i) the election must be made by or through an Eligible Institution, (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form enclosed herewith, must be received by the Exchange Agent on or prior to the Election Deadline, and (iii) the certificates evidencing all physically surrendered Writer Shares or Book-Entry Confirmations, as the case may be, together with a properly completed and duly executed Election and Transmittal Form (or a manually signed facsimile thereof), together with any required signature guarantees, or an Agent's Message in the case of a book-entry transfer, and any other documents required by this Election and Transmittal Form, must be received by the Exchange Agent within three New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.

   13. Miscellaneous. A single check and/or a single stock certificate representing shares of Standard Pacific common stock will be issued. All questions with respect to the Election and Transmittal Form and the elections (including, without limitation, questions relating to the timeliness or effectiveness of revocation of any election and computation as to proration) will be determined by Standard Pacific (which may delegate power in whole or in part to the Exchange Agent), which determination shall be conclusive and binding.

   14. 31% Backup Withholding. Under federal income tax law, a holder who receives a cash payment pursuant to the Merger may be required to provide the Exchange Agent (as payer) with such holder's correct taxpayer identification number ("TIN") on the Substitute Form W-9 enclosed herein. If the holder is an individual, the TIN is his or her U.S. Social Security Number. If the Exchange Agent is not provided with the correct TIN, cash payments that are made by the Exchange Agent to such holder or other payee pursuant to the Merger may be subject to backup withholding at a rate of 31%, and such holder or payee may be subject to a $50 penalty imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Rather, the taxes owed by persons subject to backup withholding will be reduced by the amount of tax withheld, provided that the required information is given to the Internal Revenue Service. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

   Certain holders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. To avoid possible erroneous backup withholding, a holder who is exempt from backup withholding should complete the Substitute Form W-9 by providing the holder's correct TIN, signing and dating such form, and checking the box in Part 3 of the Substitute Form W-9. A shareholder who is a foreign individual or foreign entity must also submit to the Exchange Agent a properly completed IRS Form W-8, Certificate of Foreign Status, signed under penalty of perjury, attesting to such holder's exempt status. A copy of IRS Form W-8 may be obtained from the Exchange Agent. Foreign investors should consult their tax advisors regarding the need to complete IRS Form W-8 and any other forms that may be required. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for more instructions.

   The box in Part 2 of the Substitute Form W-9 should be checked if the submitting holder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 2 of the Substitute Form W-9 is checked, the holder or other payee must also complete the Certificate of Awaiting Taxpayer Identification Number provided herein. Notwithstanding that the box in Part 2 of the Substitute Form W-9 is checked and the Certificate of Awaiting Taxpayer Identification Number is completed, the Exchange Agent will withhold 31% on all cash payments made prior to the time a TIN is provided to the Exchange Agent.

   The holder is required to give the Exchange Agent the TIN (e.g., U.S. Social Security Number or Employer Identification Number) of the record owner of the Writer Shares or of the last transferee appearing on the transfers attached to, or endorsed on, the Writer Shares. If the Writer Shares are in more than one name or are not in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

   15. Withholding Applicable to Foreign Shareholders. Even if a foreign shareholder has provided the required Form W-8 and Form W-9 to avoid backup withholding as described above, the payment made to the foreign shareholder pursuant to the Merger may be subject to withholding under general withholding requirements applicable to foreign persons. Foreign shareholders are urged to consult their tax advisors regarding the application of federal income tax withholding, including eligibility for a withholding tax reduction or exemption and refund procedures.

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9

   Guidelines for Determining the Proper Identification Number to Give the Payer. U.S. Social Security Numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer Identification Numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

  For this type of account:                Give the U.S. Social Security Number of:
------------------------------------------------------------------------------------------
  1. An individual's account.              The individual.
------------------------------------------------------------------------------------------
  2. Two or more individuals (joint        The actual owner of the account or, if combined
  account).                                funds, any one of the individuals(1).
------------------------------------------------------------------------------------------
  3. Husband and wife (joint account).     The actual owner of the account or, if joint
                                           funds, either person(1).
------------------------------------------------------------------------------------------
  4. Custodian account of a minor          The minor(2).
  (Uniform Gift to Minors Act).
------------------------------------------------------------------------------------------
  5. Adult and minor (joint account).      The adult or, if the minor is the only
                                           contributor, the minor(1).
------------------------------------------------------------------------------------------
  6. Account in the name of guardian or    The ward, minor, or incompetent person(3).
  committee for a designated ward, minor,
  or incompetent person.
------------------------------------------------------------------------------------------
  7a. The usual revocable savings trust    The grantor-trustee(1).
  account (grantor is also trustee).
------------------------------------------------------------------------------------------
  7b. So-called trust account that is not  The actual owner(1).
  a legal or valid trust under State law.
------------------------------------------------------------------------------------------
  8. Sole proprietor account.              The owner(4).


  For this type of account:                Give the Employer Identification Number of:
-------------------------------------------------------------------------------------------
  9. A valid trust, estate, or pension     The legal entity (do not furnish the identifying
  trust.                                   number of the personal representative or trustee
                                           unless the legal entity itself is not designated
                                           in the account title)(5).
-------------------------------------------------------------------------------------------
  10. Corporate account.                   The corporation.
-------------------------------------------------------------------------------------------
  11. Religious, charitable or             The organization.
  educational organization account.
-------------------------------------------------------------------------------------------
  12. Partnership accounting held in the   The partnership.
  name of the business.
-------------------------------------------------------------------------------------------
  13. Association, club or other tax-      The organization.
  exempt organization.
-------------------------------------------------------------------------------------------
  14. A broker or registered nominee.      The broker or nominee.
-------------------------------------------------------------------------------------------
  15. Account with the Department of       The public entity.
  Agriculture in the name of a public
  entity (such as a State or local
  government, school district, or prison)
  that receives agricultural program
  payments.

--------
(1)  List first and circle the name of the person whose number you furnish.
(2)  Circle the minor's name and furnish the minor's U.S. Social Security
     Number.
(3) Circle the ward's, minor's or incompetent person's name and furnish such person's U.S. Social Security Number.
(4) You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your U.S. Social Security Number or Employer Identification Number (if you have one).
(5) List first and circle the name of the legal trust, estate, or pension trust.

Note: If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9
             (Section references are to the Internal Revenue Code)

 Obtaining a Number:
 If you don't have a TIN or you don't know your number, obtain a Form SS-5, Application for a Social Security Card, or a Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration and the Internal Revenue Service (IRS), respectively and apply for a number.
--------------------------------------------------------------------------------
 Payees Exempt from Backup Withholding:
 Payees specifically exempted from backup withholding on ALL payments include the following:
  .  A corporation;
  .  A financial institution;
  . An organization exempt from tax under section 501(a), or an individual retirement plan;
  .  The United States or any agency or instrumentality thereof;
  .  A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof;
  .  A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof;
  .  An international organization or any agency or instrumentality thereof;
  .  A registered dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the
     U.S.;
  .  A real estate investment trust;
  .  A common trust fund operated by a bank under section 584(a);
  .  An entity registered at all times during the tax year under the
     Investment Company Act of 1940, as amended;
  . An exempt charitable remainder trust described in section 664, or a non-exempt trust described in section 4947(a)(1); and
  .  A foreign central bank of issue.
--------------------------------------------------------------------------------
 Payments of dividends and patronage dividends not generally subject to backup withholding include the following:
  .  Payments to nonresident aliens subject to withholding under section
     1441;
  .  Payments to partnerships not engaged in a trade or business in the U.S.
     and which have at least one nonresident partner;
  .  Payments of patronage dividends where the amount renewed is not paid in money;
  .  Payments made by certain foreign organizations; and
  .  Payments made to a nominee.
--------------------------------------------------------------------------------
 Payments of interest not generally subject to backup withholding include the following:
  . Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct Taxpayer Identification Number to the payer;
  . Payments of tax-exempt interest (including exempt interest dividends under section 852);
  .  Payments described in section 6049(b)(5) to non-resident aliens;
  . Payments on tax-free covenant bonds under section 1451; and . Payments made by certain foreign organizations.

 Exempt payees described above must still complete the Substitute Form W-9 to avoid possible erroneous backup withholding. FILE THE FORM ENCLOSED HEREWITH WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE BOX IN PART 3 OF THE SUBSTITUTE FORM W-9, AND SIGN AND DATE THE FORM. Certain payments, other than interest, dividends and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045, and 6050A and the regulations issued throughout.

 Privacy Act Notice:
 Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must file information returns with the IRS to report those payments. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 31% of taxable interest, dividends, and certain other payments to a payee who does not furnish a Taxpayer Identification Number to a payer. Certain penalties may also apply.
--------------------------------------------------------------------------------
 Penalties:
 (1)  Penalty For Failure to Furnish Taxpayer Identification Number--If you
      fail to furnish your correct Taxpayer Identification Number to a payer, you are subject to a penalty of $50 for each such failure which is due to reasonable cause and not to willful neglect.
 (2) Civil Penalty for False Information with Respect to Withholding--If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.
 (3)  Criminal Penalty for Falsifying Information--Falsifying certification or affirmations may subject you to criminal penalties including fines and/or imprisonment.
--------------------------------------------------------------------------------
 FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL
 REVENUE SERVICE.

                     -------------------------------------